UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date February 17, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Prakoso Imam Santoso

----------------------------------------------------

(Signature)

Prakoso Imam Santoso

AVP Shareholder Relations

PT TELKOM INDONESIA (PERSERO) Tbk

INFORMATION TO INVESTOR

(No. 11/PR000/COP-I5200000/2017)

Telkom 3S Satellite Successfully Launched

Jakarta, February 15, 2017 – PT Telkom Indonesia (Persero) Tbk. ("Telkom" or the "Company") announces that Telkom 3S Satellite has been successfully launched today at 4:39AM JKT time or February 14 at 18:39 local time from Guiana Space Center, Kourou, French Guiana. Telkom 3S will take orbital position of 118 degrees East Longitude. Telkom 3S was manufactured by Thales Alenia Space (TAS) of France, and launched by Arianespace.

The satellite investment totaled to US$215 millions with expected lifespan of 15 years. It carries 42 transponders consist of 24 C-Band, 8 extended C-Band and 10 KU-Band transponders. The latest KU-Band technology was not available yet in both previous satellite Telkom 1 and Telkom 2. Telkom 3S covers all parts of Indonesia, South East Asia, and some parts of East Asia, and is designed to provide high-definition television services, faster mobile communication, and better internet broadband services. The satellite complements the Company's 87,000 km nationwide fiber based cable backbone.

The need for satellite is absolute in Indonesia, given its archipelagic terrain profile, and is currently in supply shortage. Hence, the launch of this new satellite can reduce the Company's dependence on the overseas satellite provider. Telkom is also in progress to launch Telkom 4 satellite next year in an effort to anticipate the growing demand for connectivity in Indonesia.

Sincerely yours,

  /s/ Prakoso Imam Santoso

PRAKOSO IMAM SANTOSO

AVP Shareholder Relations

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel.                         :  62-21-5215109

Fax.                        :  62-21-5220500

E-mail                    :  investor@telkom.co.id

Website               :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.